June 27, 2025	Coller Private Market
Secondaries Advisors, LLC
U.S. Securities and Exchange Commission	950 Third Avenue
Division of Investment Management	New York NY 10022
100 F Street, NE
Washington, DC 20529	Tel: +1 212 644 8500
Attn: Karen Rossotto	Fax: +1 212 644 9133

info@collercapital.com
www.collercapital.com

Re: Coller Private Credit Secondaries (the “Fund”)
File Nos. 811-24003; 333-282188

Dear Ms. Rossotto:

Thank you for your comments regarding the Fund’s amended registration statement on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 13, 2025 (the “Registration Statement”).

We write to respond to the comments received from the staff (the “Staff”) of the Division of Investment Management of the Commission by telephone on June 6, 2025 and June 24, 2025, certain of which relate to the responses included in the comment response letter filed on May 13, 2025 (the “May Comment Response Letter”). Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses or supplemental explanations, as requested. These changes are reflected in Pre-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement filed via EDGAR as of the date hereof. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement and/or the May Comment Response Letter.

Comment 1.	On page 23 of the Prospectus, the first paragraph contains newly added language regarding the Adviser’s responsibilities, stating: “in a manner that is fair and equitable over time or in such other manner as may be required by applicable law or by the Investment Advisory Agreement.” Please consider whether this clause should instead read “and in such manner.”

Response1.	The disclosure will be revised in the Amendment.

Comment 2.	On page 81 of the Prospectus, the third-to-last paragraph currently states: “To the extent paid by the Adviser, or any member of the Coller Group (or any of their affiliates), as the case may be, Operating Expenses shall be reimbursed by the Fund or any Fund subsidiary.” Please revise the language to explicitly state that such reimbursement will be made in accordance with the Expense Limitation Agreement.

Response 2.	The disclosure will be revised in the Amendment.

Comment 3.	On page 82, the fourth-to-last line currently states: “[a]ny such repayments must be made within three years after the year in which the Adviser incurred the expense.” Please revise this to read: “[a]ny such repayments must be made within three years after the month in which the Adviser incurred the expense.”

Response 3.	The disclosure will be revised in the Amendment.

Comment 5.	It appears that the Predecessor Fund may be conducting an offering of its securities and intends to merge into the Fund. Please explain your view of the Securities Act implications of this overall arrangement, including whether the offering by the predecessor fund should be considered an offering attributable to the Fund.

Response 5.	The Fund and the Predecessor Fund are separate entities that are conducting separate offerings to different prospective investors. The Predecessor Fund is conducting its offering pursuant to Rule 506(b) of Regulation D under the Securities Act exclusively to investors who are “qualified purchasers” within the meaning of the 1940 Act and “accredited investors” within the meaning of Regulation D. The Fund notes that the Registration Statement and the Predecessor Fund’s offering memorandum make clear to prospective investors that the Proposed Reorganization is subject to approval by the Fund’s Board of Trustees (the “Board”) and the Predecessor Fund’s general partner, and there is no guarantee that the Proposed Reorganization will be approved or consummated. In the event the Proposed Reorganization is not approved or consummated, the Fund and the Predecessor Fund will operate as separate vehicles and an affiliate of the Adviser will continue to manage the Predecessor Fund in accordance with its investment objective, strategies and investment policies, guidelines and restrictions. Because the Proposed Reorganization is contingent on required Board and general partner approvals, the Fund respectfully submits that the Predecessor Fund’s offering should not be integrated with the Fund’s offering or considered an offering attributable to the Fund.

Comment 6.	With respect to the language “[t]he predecessor fund will enter into”, please describe in correspondence how the forward purchase commitments will be disclosed, including the types of terms associated with such agreements. Additionally, clarify what will occur with respect to the cash funding agreement upon the consummation of the merger between the Predecessor Fund and the Fund.

Response 6.	It is anticipated that the terms of such forward purchase commitments will generally align with the terms of other investment commitments that the Fund or its special purpose vehicles may enter into in the ordinary course of business. These agreements are consistent with the Fund’s principal investment strategy, as described in the Registration Statement. The Fund currently expects that, in connection with the Proposed Reorganization, all assets and liabilities of the Predecessor Fund, and any cash funding agreements, will be transferred to the Fund. As of the date of this correspondence, the Proposed Reorganization has not been approved or consummated, as neither the Fund nor the Predecessor Fund has entered into a definitive reorganization agreement to effectuate any reorganization, and neither the Board nor the general partner of the Predecessor Fund has approved any such reorganization. Accordingly, the Fund respectfully submits that it would be misleading to investors to include disclosure regarding forward purchase commitments that the Fund may not acquire.

Comment 7.	As a follow-up to Comment 6 above, please describe how the Fund would expect to disclose the aspects of forward purchase commitments, including the types of terms associated with such agreements, if the Fund entered into them. Please provide an example of any such disclosure.

Response 7.	The Fund notes that it would expect to include information regarding the actual amounts of unfunded commitments in the Fund’s Consolidated Statement of Assets and Liabilities as a line-item for “Commitments and contingencies,” along with a cross-reference to the Notes to Consolidated Financial Statements, in which the Fund will include disclosure in a note similar to the below note, as reflected in the most recent N-CSR filing for Coller Secondaries Private Equity Opportunities Fund, linked here for ease of reference.

As of March 31, 2025, the Fund had unfunded capital commitments to the Investment Funds totaling $155,767,043.

The Fund further notes that it believes the current Registration Statement includes appropriate disclosure regarding unfunded commitments that may be considered material to investors, including information on how such commitments may affect the Fund’s Advisory Fee. The Fund respectfully submits, however, that it would not be practicable to include disclosure in the Registration Statement regarding the specific types of terms of forward purchase commitments for particular deals in which the Fund invests and further notes that information on these specific terms would not be helpful information to investors and that other registrants generally do not include such information in their registration statements.

Comment 8.	Please explain what information will be available to new investors regarding the predecessor fund’s portfolio and the Fund’s shareholder base at the time they are making their investment decisions. Additionally, describe how you intend to satisfy applicable disclosure obligations to this group of investors.

Response 8.	The Fund expects that investors will have available to them the following information prior to purchasing Shares of the Fund: (i) the Registration Statement, which will include disclosure regarding the contemplated reorganization, including any material tax aspects thereof, and the Predecessor Fund generally, (ii) the Predecessor Fund’s investment objective, strategies and investment policies, guidelines and restrictions, or otherwise confirmation that the foregoing are, in all material respects, equivalent to those of the Fund, (iii) information regarding the investment adviser and portfolio managers of the Predecessor Fund, or otherwise confirmation that the foregoing are the same as those of the Fund and, (iv) subject to the contemplated reorganization having occurred or being probable, and subject further to the completion of an audit of the financial statements of the Predecessor Fund, appropriate financial statements of the Predecessor Fund.

Please contact me at (212) 822-4316 or radin.ahmadian@collercapital.com or Nathan Somogie at (212) 455-2841 or nathan.somogie@stblaw.com with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Radin Ahmadian